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                                                                    Exhibit 3(c)

     RESOLVED, that Section 8.1 of the Trust's Declaration of Trust be amended to eliminate the staggered terms of the Trustees and that the text of said
Section 8.1 be modified in its entirety to read as set forth below:

     "Section 8.1 Number of Trustees.

     The number of Trustees shall be not less than three nor more than fifteen, as from time to time determined either by a majority of the Trustees then in office or at an annual or special meetings of the Beneficiaries by affirmative vote of the holders of a majority of the shares represented and entitled to vote at such meetings. Trustees shall be all of one class. A Trustee may be any individual (who is a citizen of the United States and not a minor) or an entity. Whenever there shall be a vacancy, until such a vacancy is filled, the continuing or surviving Trustee or Trustees then in office shall have all the powers granted to the Trustees and discharge all the duties imposed upon the Trustees by this Declaration. A majority of the Trustees shall not be affiliated with an adviser of the Trust or any organization affiliated with an adviser of the Trust. The term "majority of the Trustees" whenever used herein shall include one Trustee if only one Trustee is at the time in office regardless of the fixed number of trustees."

     RESOLVED, that Section 8.10 of the Company's Declaration of Trust be amended to read in its entirety as set forth below

     "Section 8.10. Trustee's Other Business Activities.

     Each Trustee may from time to time for his own account engage in, or directly or indirectly be interested in, business activities of the types conducted or to be conducted by the Trust; provided however, that any person who owns, directly or indirectly, more than one percent 1% of the securities of, or acts as an officer, trustee, director, employee of or consultant for, or is otherwise affiliated with or controlled by, any real estate investment trust, or any other real estate company (a) that competes with the Trust for investments, (b) that is a major supplier of services to the Trust, or (c) in which the Trust has a significant financial interest, or any person who is an agent of, or is otherwise affiliated with or controlled by any such person, shall not be qualified to serve as a Trustee; provided, further, however, that the foregoing restriction shall not apply to (i) employees, officers, directors, equity holders or affiliates of any third party that is under contract to provide advisory services to the Trust pursuant to an agreement in form and substance substantially the same as that certain Advisory Agreement dated December 31, 2003, between the Trust and FUR Advisors, LLC or (ii) Trustees who (x) hold less than a 10% interest


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     in such other real estate investments trust, (y) are not, nor is its affiliate, a member of the board of directors or involved in the management of such other real estate investment trust, and (z) do not, nor does its affiliate, exercise any rights with respect to investment decisions of such other real estate investment trust."

     RESOLVED, that Section 11.16 of the Company's Declaration of Trust be deleted in its entirety